FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August 2004

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________ ]

SIGNATURES
JOINT PRESS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.
Date: 30th August, 2004
/s/ Efstratios-Georgios (Takis) Arapoglou (Registrant) Efstratios-Georgios (Takis) Arapoglou Chairman - Governor

NATIONAL BANK OF GREECE	KLONATEX GROUP

JOINT PRESS RELEASE

The Klonatex Group of Companies (Naoussa Spinning Mills SA, Fanco SA and Rodopi Spinning Mills SA), represented by Mr Thomas Lanaras, businessman, and the key lending banks, National Bank of Greece, Emporiki Bank, Agricultural Bank of Greece, Alpha Bank and EFG Eurobank-Ergasias, reached an agreement that will enable the Group to resume regular operation.

According to this agreement signed today, the Banks, under National Bank’s coordination, decided the issuance of a bond loan of Euro 23 million, consisting of an initial amount of 20 million, plus 3 more million payable after 31 December 2004, under certain conditions. This five-year loan, issued by Naoussa Spinning Mills SA, Rodopi Spinning Mills SA and Fanco SA, may be called at the end of each sixth-month period falling within the first 18 months from signing, should it be deemed that the course of operations is not in line with the Group’s agreed business plan. Of the said amount, 9 million will refinance an equal amount of bridge loans already granted by the banks to the said companies.

At the same time, Mr Lanaras and the Klonatex Group have undertaken to contribute an amount of Euro 16.9 million in the form of cash, guaranteed credits and participation in an increase in the share capital of the Group’s yarn division. This contribution will be paid out gradually by the end of 2004. Thus, the net amount of funds to be injected into the company will reach Euro 30.9 million in total (i.e. 39.9 million to be supplied by the banks and the businessman, less the bridge loan).

One of the key conditions of the agreement is that the bond loan shall be disbursed in parallel and proportionally to the gradual contribution of funds by Mr Lanaras and the Group.

The banks have undertaken to renew the balances of all approved lines of credit owed by the Group as at 30 June 2004 for a period of 18 months following the issue of the bond loan and to freeze all debt service and principal repayments of the Group’s outstanding debt for the same period. They also retain the option to consider the refinancing and restructuring of the Group’s debt after reviewing the reports on the financial standing of the Group, to be prepared by a financial advisor, 18 months after the signing of the bond loan.

The agreement also provides for the appointment of a cash flow controller to supervise the Group’s companies.

Athens, 19 August 2004